

Mail Stop 7010

April 3, 2009

Texas Petrochemicals Inc.
Attention: Charles Shaver, President and Chief Executive Officer
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: Texas Petrochemicals Inc.**
>   **Amendment No.1 to Form 10-12G**
>   **Filed March 20, 2009**
>   **File No. 000-53534**

Dear Mr. Shaver:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis, page 19

Contractual Obligation, page 33

1.   Please expand the discussion of liquidity in MD&A and the discussion of supplier
      purchase agreements beginning on page 4 to provide an indication of the scope of your
      commitments under your long-term crude C4 feedstock purchase contracts. You have
      not included these commitments in your table of contractual obligations because the
      quantity is not fixed and not subject to a minimum but is based on a percentage of
      volume of crude C4 produced by a particular supplier. Consider what disclosure could
      be given to provide investors with an idea of the possible range or expected magnitude of
      the commitments under these contracts, as well as your maximum purchase commitment
      under these contracts.

Huntsman Butadiene/MTBE Business Financial Statements, page F-43

2.   Your response to our prior comment 5 acknowledges that a review of the interim
      financial statements for the March 31, 2006 and 2005 periods is not required. We
      appreciate your prudence in wanting to provide complete and accurate financial
      statements, however, the interim financial statements are required under Rule 3-05 of
      Regulation S-X unless a formal waiver has been obtained. Considering the magnitude of
      the Huntsman acquisition, we ask that you revise to include the interim financial
      statements for the periods ending March 31, 2006 and 2005.

You may contact Melissa Rocha, staff accountant, at (202) 551-3854 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, staff attorney, at (202) 551-3338 or Andrew Schoeffler, staff attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ray Waters, Esq. (Via Facsimile 713-626-3650)